:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-26393

CUSIP NUMBER 48207D101

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Jupitermedia Corporation
Full Name of Registrant:

INT Media Group, Incorporated (filings through 2002-10-15) internet.com Corporation (filings through 2001-05-15)
Former Name if Applicable:

23 Old Kings Highway South
Address of Principal Executive Office (Street and Number):

Darien, CT 06820
City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Jupitermedia Corporation (“Jupitermedia”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 within the prescribed period without unreasonable effort and expense in light of the circumstances described below.

On March 17, 2008, Jupitermedia’s management and Board of Directors determined, in consultation with the Audit Committee of the Board of Directors (the “Audit Committee”), that its audited consolidated financial statements for the year ended December 31, 2006 (the “Audited Financials”), and unaudited interim consolidated financial statements for the period from the 3 months ended March 31, 2006 through the 9 months ended September 30, 2007 (the “Unaudited Financials”) should no longer be relied upon, principally due to changes that have been made in the accounting for income taxes related to purchase accounting with respect to certain of Jupitermedia’s acquisitions. Jupitermedia will restate the Audited Financials and Unaudited Financials through the filing of its Annual Report on Form 10-K for the year ended December 31, 2007 and by prospectively amending each of the first three quarters of 2007 in its 2008 Form 10-Q filings. Accordingly, investors are cautioned not to rely on the Audited Financials and Unaudited Financials or the related earnings press releases and similar communications for the related periods.

Based on its review to date, Jupitermedia’s management currently anticipates that the restatement will result in a decrease to net income of approximately $1.5 million in 2006 and an increase to net income of approximately $300,000 in the first quarter of 2007, as well as certain balance sheet adjustments to deferred income taxes, income taxes payable and goodwill.

These estimates are based on currently available information and are subject to change during the course of Jupitermedia’s restatement process. While Jupitermedia is not currently aware of other accounting errors requiring adjustment to any prior period financial statements, there can be no assurances that Jupitermedia or its independent registered public accounting firm will not find additional accounting errors requiring further adjustments in those or earlier periods.

Due to the fact that Jupitermedia only recently concluded this review, and despite diligent efforts, Jupitermedia was not able to complete its analyses of the various required changes within the time prescribed for filing Jupitermedia’s Form 10-K.

Jupitermedia expects to file its Annual Report on Form 10-K for the year ended December 31, 2007 no later than April 1, 2008.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald J. O’Neill	(203)	662-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The disclosure set forth in Part III is incorporated by reference herein. Prior to the completion of the restatement process described above, including completion of the restatement process relating to each quarter of 2006 and the first three quarters of 2007, other than as set forth in Part III, Jupitermedia is unable to provide estimates regarding any anticipated change in results of operations relating to each quarter of 2006 and the first three quarters of 2007.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

Statements in this notice which are not historical facts are “forward-looking statements” that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The potential risks and uncertainties address a variety of subjects including, for example, the competitive environment in which Jupitermedia competes; the unpredictability of Jupitermedia’s future revenues, expenses, cash flows and stock price; Jupitermedia’s ability to integrate acquired businesses, products and personnel into its existing businesses; Jupitermedia’s ability to protect its intellectual property; and Jupitermedia’s dependence on a limited number of advertisers. For a more detailed discussion of such risks and uncertainties, refer to Jupitermedia’s reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The forward-looking statements included herein are made as of the date of this notice, and Jupitermedia assumes no obligation to update the forward-looking statements after the date hereof.

Jupitermedia Corporation
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2008	By:	/s/ Donald J. O’Neill
		Name:	Donald J. O’Neill
		Title:	Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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